Filed Pursuant to Rule 424(b)(3)
Registration No. 333-224551

PROSPECTUS

629,425 Shares

Identiv, Inc.

Common Stock

The selling stockholders identified in this prospectus may sell up to an aggregate of 629,425 shares of our common stock, in addition to such indeterminate number of shares of our common stock as may be issuable as a result of stock splits, stock dividends or similar transactions in connection with such common stock being registered hereunder. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

The registration of the shares of our common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares of our common stock. The selling stockholders identified in this prospectus may sell the shares of our common stock covered by this prospectus in a number of different ways and at varying prices. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the information under the heading “Plan of Distribution” on page 3 of this prospectus.

Our common stock is listed on the Nasdaq Capital Market under the symbol “INVE.” On May 1, 2018, the last reported sale price of our common stock on the Nasdaq Capital Market was $3.41 per share.

Investing in our securities involves risks. See the section entitled “Risk Factors” included in or incorporated by reference into this prospectus and in the documents we incorporate by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 2, 2018

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any applicable prospectus supplement or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

Unless the context otherwise requires, references in this prospectus to “Identiv,” “we,” “us” and “our” refer to Identiv, Inc. and its subsidiaries.

When we refer to the selling stockholders in this prospectus, we are referring to the stockholders identified in the table under the heading “Selling Stockholders” herein as well as any donees, pledgees, transferees or other successors-in-interest that received shares of our common stock after the date of this prospectus from the selling stockholders pursuant to a gift, a pledge, a partnership distribution or other transfer (other than a public sale).

RISK FACTORS

Investing in our common stock involves risks. Prior to making a decision about investing in our common stock, you should carefully consider the specific factors discussed under the heading “Risk Factors” included in or incorporated by reference into this prospectus together with all of the other information contained in this prospectus or appearing in or incorporated by reference into this prospectus, including the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K as well as any supplement to this prospectus. The occurrence of any of these risks might cause you to lose all or part of your investment in our common stock.

IDENTIV, INC.

Identiv is a global security technology company that secures and manages access to physical places, things and information. Global organizations in government, education, retail, transportation, healthcare and other markets rely upon our solutions. We empower them to create secure and convenient experiences in schools, government offices, factories, critical infrastructure, transportation, hospitals and virtually every type of facility and for a wide range of products.

Identiv was founded in 1990 in Munich, Germany and incorporated in 1996 under the laws of the state of Delaware. Our principal executive offices are located at 2201 Walnut Avenue, Suite 100, Fremont, California 94538, and our telephone number is (949) 250-8888. Our website address is www.identiv.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “intends,” and similar expressions are intended to identify forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the Securities and Exchange Commission, or SEC.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All proceeds from the sale of the shares of common stock will be for the accounts of the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

The following table sets forth, to our knowledge, certain information as of April 25, 2018 regarding the beneficial ownership of our common stock by the selling stockholders and the shares being offered by each of the selling stockholders. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Information with respect to shares beneficially owned after the offering assumes the sale of all of the shares of common stock offered and no other purchases or sales of our common stock. The selling stockholders may offer and sell some, all or none of their shares.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name of Selling Stockholder	Number	Percent(1)		Number	Percent(1)
Menlo Ventures X, L.P.(2)	139,899	*	139,899	—	—
KPCB Holdings, Inc.(3)	109,432	*	109,432	—	—
VantagePoint Venture Partners IV (Q), L.P.(4)	92,228	*	92,228	—	—
DAG Ventures II-QP, L.P.(5)	80,680	*	80,680
Robert Allen Shipp	67,768	*	67,768	—	—
Leonard Anthony D’Orazio	33,879	*	33,879	—	—
Focus Ventures III, L.P.(6)	31,518	*	31,518
VantagePoint Venture Partners III (Q), L.P.(4)	22,686	*	22,686	—	—
DAG Ventures I-N, LLC(5)	12,845	*	12,845
In-Q-Tel, Inc.(7)	10,693	*	10,693	—	—
VantagePoint Venture Partners IV, L.P.(4)	9,232	*	9,232	—	—
Eagle Energy Systems Pension and Profit Sharing Plan(8)	3,099	*	3,099	—	—
VantagePoint Venture Partners III, L.P.(4)	2,761	*	2,761	—	—
MMEF X, L.P.(2)	2,448	*	2,448	—	—
WS Investment Company, LLC(9)	1,344	*	1,344	—	—
Menlo Entrepreneurs Fund X, L.P.(2)	1,188	*	1,188	—	—
DAG Ventures Coinvestment Fund - Quinn River II LLC(5)	1,160	*	1,160	—	—
Timothy J. Stevens and Leigh E. Stevens, Trustees under that certain Revocable Trust dated April 29, 2002(10)	1,120	*	1,120	—	—
DAG Ventures II, L.P.(5)	991	*	991	—	—
Janet Hudson	816	*	816	—	—
FV Investors III, L.P.(6)	561	*	561
J. Andrew Freeman	421	*	421	—	—
Stephen Davalos	348	*	348	—	—
VantagePoint Venture Partners IV Principals Fund, L.P.(4)	335	*	335	—	—
DAG Ventures GP Fund II, LLC(5)	269	*	269	—	—
Peter Thiel(11)	252	*	252	—	—
The Founders Fund, LP(11)	200	*	200	—	—
Timothy Stevens(10)	180	*	180	—	—
Anshu Aggarwal	165	*	165	—	—
Peter S. Slocum	155	*	155	—	—
Heilman Family Trust U/T/A dtd 9/11/08(12)	125	*	125	—	—
Rex Breunsbach	117	*	117	—	—
Mona Bellmore	111	*	111	—	—
Durand Ford	92	*	92	—	—

Donald Tripp	86	*	86	—	—
Susan Tripp	85	*	85	—	—
James Hudson	71	*	71	—	—
John E. Allen	27	*	27	—	—
Stephen Edward Hudson(13)	19	*	19	—	—
Frank Parker Hudson Jr.	19	*	19	—	—

*	Represents less than 1%.
(1)	Based on 15,172,059 shares of our common stock outstanding on April 24, 2018.
(2)	Douglas C. Carlisle, John W. Jarve, H.D. Montgomery, Shawn T. Carolan and Mark A. Siegel share investment and voting power with respect to the shares. The address is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(3)	KPCB Holdings, Inc. (“KPCB Holdings”) serves as nominee for Kleiner Perkins Caufield & Byers XI-A, L.P. and Kleiner Perkins Caufield & Byers XI-B, L.P. KPCB Holdings is managed by KPCB XI Associates, LLC and Brook Byers, John Doerr, Raymond Lane and Theodore Schlein share investment and voting power with respect to the shares held by KPCB Holdings. The address for KPCB Holdings is 2750 Sand Hill Road, Menlo Park, CA 94025.
(4)	Alan E. Salzman holds investment and voting power with respect to the shares. The address is 1111 Bayhill Drive, #220, San Bruno, CA 94066.
(5)	John J. Cadeddu and R. Thomas Goodrich share investment and voting power with respect to the shares. The address is 251 Lytton Avenue, Ste. 200, Palo Alto, CA 94301.
(6)	James Boettcher, Kevin McQuillan and Steven Bird, the general partners of Focus Ventures Partners III, LLC, voting as a partnership, share investment and voting power with respect to the shares. The address is 1 First Street, Suite 7, Los Altos, CA 94022.
(7)	Matthew Strottman holds investment and voting power with respect to the shares. The address for In-Q-Tel, Inc. is 2107 Wilson Boulevard, Suite 1100, Arlington, VA 22201.
(8)	Joseph P. Nolon holds investment and voting power with respect to the shares. The address for Eagle Energy Systems Pension and Profit Sharing Plan is 500 N. Walnut Rd., Kennett Square, PA 19348.
(9)	James Terranova holds investment and voting power with respect to the shares. The address for WS Investment Company, LLC is 650 Page Mill Road, Palo Alto, CA 94304.
(10)	Timothy J. Stevens and Leigh E. Stevens, as Trustees, share investment and voting power with respect to the shares held by Timothy J. Stevens and Leigh E. Stevens, Trustees under that certain Revocable Trust dated April 29, 2002.
(11)	Peter Theil holds investment and voting power with respect to the shares held by The Founders Fund, LP. The address for The Founders Fund, LP is One Letterman Drive, Building D, 5th Floor, San Francisco, CA 94129.
(12)	Terry L. Heilman and Anne Marie Heilman, as Trustees, share investment and voting power with respect to the shares.
(13)	Diane Cousineau Hudson, as executor of Stephen Edward Hudson’s estate, holds investment and voting power with respect to the shares.

All of the selling stockholders received their shares of our common stock in connection with the acquisition of 3VR Security, Inc., a California corporation (“3VR”), pursuant to which we acquired all of the outstanding shares of capital stock of 3VR for a combination of shares of our common stock, cash and unsecured promissory notes. The registration statement to which this prospectus relates is being filed pursuant to a Securityholder Agreement by and between Identiv and each of the former shareholders and noteholders of 3VR and participants in 3VR’s management carve-out plan.

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	underwritten transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through the distribution of the common stock by any selling stockholder to its partners, members or stockholders;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be deemed to be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the selling stockholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To facilitate the offering of the shares offered by the selling stockholders, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the common stock by bidding for or purchasing shares in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, relating to the registration of the shares offered by this prospectus.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP.

EXPERTS

The consolidated financial statements of Identiv, Inc. as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017, incorporated in this Registration Statement on Form S-3 by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, have been so incorporated in reliance on the report of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that website is http://www.sec.gov. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2017;

•	our Current Reports on Form 8-K filed on January 4, 2018, February 1, 2018, February 6, 2018 (Items 1.01, 2.03 and 3.02), February 15, 2018 (Items 2.01, 2.03, 3.02 and 9.01 (except Exhibit 99.1)), February 22, 2018 and March 8, 2018 (Item 1.01); and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on September 5, 1997, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Investor Relations, Identiv, Inc., 2201 Walnut Avenue, Suite 100, Fremont, California 94538, telephone (949) 250-8888. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. You may also obtain a free copy of these reports in the Investor Relations section of our website, www.identiv.com.